SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Quaker 401(k) Plan For Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.*
700 Anderson Hill Road
Purchase, New York 10577

* The Quaker Oats Company and PepsiCo, Inc. merged on August 2, 2001. Prior to the merger, the issuer of the securities held by the above-referenced plan was The Quaker Oats Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Quaker 401(k) Plan for Salaried Employees

Date: June 27, 2002

By:

Name: Erik Sossa

Dawn Werle

Title: Members of the PepsiCo Administration Committee, the Plan Administrator of The Quaker 401(k) Plan for Salaried Employees

Exhibit Index

Exhibit Number	Description	Paper (P) or Electronic (E)
(a)	The Quaker 401(k) Plan for Salaried Employees Financial Statements as of December 31, 2001 and June 30, 2001 and for the period from July 1, 2001 to December 31, 2001	P
(b)	Consent of Independent Public Accountants	P

Exhibit (a)

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001
AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001
AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

TABLE OF CONTENTS

Note: Supplemental schedules are either inapplicable for the period from July 1, 2001 to December 31, 2001, or are not required because they are filed as part of The Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust), in which this Plan participated during the aforementioned period.

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrative Committee of
THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES
of The Quaker Oats Company

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker 401(k) Plan for Salaried Employees (Plan), as of December 31, 2001 and June 30, 2001, and the related Statement of Changes in Net Assets Available for Benefits for the period from July 1, 2001 to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and June 30, 2001, and the changes in net assets available for benefits for the period from July 1, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Washington, Pittman & McKeever, LLC
WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 21, 2002

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001
AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

(dollars in thousands)

	December 31, 2001	June 30, 2001
ASSETS		
Plan interest in Quaker Master Trust, at fair value:		
Participant-directed investments	$ 141,653	$ 388,090
Nonparticipant-directed investments	-	609,349
Total Plan interest in Quaker Master Trust	141,653	997,439
LIABILITIES		
Pending transfer to the PepsiCo Master Trust	141,653	-
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 997,439

See accompanying notes to financial statements.

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JUNE 30, 2001

(dollars in thousands)

	Nonparticipant-Directed Investments							Participant- Directed	Grand
	Quaker LESOP Common Stock Fund			Quaker LESOP Preferred Stock Fund					
	Allocated	Unallocated	Total	Allocated	Unallocated	Total	Total	Investments	Total
ADDITIONS									
Investment income:									
Dividends	$ 2,858	$ --	$ 2,858	$ 1,841	$ 283	$ 2,124	$ 4,982	$ 3,194	$ 8,176
Interest	132	6	138	53	2	55	193	113	306
Interest on participant loans	--	--	--	--	--	--	--	357	357
Net appreciation (depreciation) in fair value of assets	98,895	(19)	98,876	35,249	(10)	35,239	134,115	14,612	148,727
Total investment income	101,885	(13)	101,872	37,143	275	37,418	139,290	18,276	157,566
Contributions:									
Employee contributions	--	--	--	--	--	--	--	5,968	5,968
Employer contributions	--	--	--	--	--	--	--	--	--
Rollovers	--	--	--	--	--	--	--	771	771
Total contributions	--	-	--	--	-	--	--	6,739	6,739
Allocation of Company stock, at market	25,682	--	25,682	40,287	--	40,287	65,969	--	65,969
Total additions	127,567	(13)	127,554	77,430	275	77,705	205,259	25,015	230,274
DEDUCTIONS									
Allocation of Company stock, at market	--	25,682	25,682	--	40,287	40,287	65,969	--	65,969
Distributions to participants	22,532	--	22,532	7,310	--	7,310	29,842	25,332	55,174
Dividends to participants	--	--	--	--	--	--	--	--	--
Interest expense on notes payable	--	35	35	--	35	35	70	--	70
Administrative expenses and other	--	--	--	--	--	--	--	16	16
Total deductions	22,532	25,717	48,249	7,310	40,322	47,632	95,881	25,348	121,229
INTERFUND TRANSFERS	(28,112)	--	(28,112)	(9,036)	--	(9,036)	(37,148)	37,148	--
Transfers to PepsiCo 401(k) Plan	(499,538)	--	(499,538)	(182,041)	--	(182,041)	(681,579)	(424,905)	(1,106,484)
Decrease in net assets	(422,615)	(25,730)	(448,345)	(120,957)	(40,047)	(161,004)	(609,349)	(388,090)	(997,439)
Net assets available for benefits, beginning of period	422,615	25,730	448,345	120,957	40,047	161,004	609,349	388,090	997,439
NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ --

See accompanying notes to financial statements.

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001 AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

The following brief description of The Quaker 401(k) Plan for Salaried Employees (Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (Company or Quaker) and certain domestic subsidiaries. The Plan includes The PepsiCo (formerly Quaker) LESOP (leveraged employee stock ownership plan) Common Stock Fund and The PepsiCo (formerly Quaker) LESOP Preferred Stock Fund (LESOP Funds) and several participant-directed investment funds (non-LESOP Funds). Under the Plan, eligible salaried employees are awarded annual employer contributions to the LESOP Funds and may contribute to non-LESOP Funds on a pretax basis for long-term retirement savings.

The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan's Administrative Committee which is appointed by the Board of Directors of the Company. The Plan's trustee is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's Administrative Committee appointed Fidelity Management Trust Company (FMTC) as the trustee and Fidelity Institutional Retirement Services Company as the record-keeper for the Plan.

On August 2, 2001, Quaker became a wholly-owned subsidiary of PepsiCo, Inc. (PepsiCo). At the effective time of the merger, each issued and outstanding share of Quaker common stock was converted into the right to receive 2.3 shares of PepsiCo common stock. Shares of Quaker preferred stock were exchanged for shares of PepsiCo preferred stock with the same rights as the Quaker preferred stock had immediately prior to the merger. On August 3, 2001, the Board of Directors of PepsiCo, Inc. resolved to assume sponsorship of the Plan and the PepsiCo Administration Committee became the administrator of the Plan. Effective January 1, 2002, the Plan was merged with and into the PepsiCo 401(k) Plan for Salaried Employees (PepsiCo Plan).

Plan Amendment

Effective August 3, 2001, the Plan document was amended to create a short plan year, beginning July 1, 2001 and ending December 31, 2001.

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Plan Expenses

The Company pays administrative record-keeping expenses as well as expenses for the operation and management of the LESOP Funds. Participants' account balances are deducted for investment management fees and other direct expenses of the non-LESOP Funds in which the participant invests.

Eligibility

Under the current terms of the Plan, designated salaried employees of the Company are eligible to participate in the Plan on their first day of service.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company's allocations as well as the actual earnings thereon.

LESOP Funds (Nonparticipant-Directed)

FMTC must invest all of the LESOP Funds' assets, including earnings thereon, primarily in PepsiCo (formerly Quaker) stock, except as otherwise directed by the PepsiCo Administration Committee. The assets of the LESOP Funds may not be commingled with the assets of the non-LESOP Funds. Participants over age 55 with ten or more years of participation in the Plan may elect to diversify their investments by transferring certain amounts out of the LESOP Funds and into other Plan investment funds once a year.

Non-LESOP Funds (Participant-Directed)

As of December 31, 2001 and June 30, 2001, participants may invest in one or more of the following 14 investment funds:

Fidelity Retirement Money Market Portfolio

This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share and to provide current income, but there is no guarantee it will do so.

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

PIMCO Total Return Fund – Administrative Class

This fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

Fidelity's U.S. Equity Index Commingled Pool

This fund primarily invests in the common stocks of the 500 companies that comprise the Standard and Poor's 500 Index (S&P 500). The fund seeks to approximate the composition and total return of the S&P 500.

ICAP Diversified Fund

This fund primarily invests in large-capitalization stocks. The fund seeks to achieve a total return greater than the S&P 500 with an equal or lesser degree of risk than the S&P 500.

Fidelity Low-Priced Stock Fund

This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

Fidelity Diversified International Fund

This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms in their countries. This fund seeks long-term capital growth.

PepsiCo Common Stock Fund (formerly the Quaker Stock Fund)

This fund pools a participant's money with that of other participants to buy shares of PepsiCo common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of PepsiCo.

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

The PepsiCo Common Stock Fund is an employee stock ownership plan and, as such, participants may be paid quarterly cash dividends from the PepsiCo Common Stock Fund and, when paid, PepsiCo is eligible for a corresponding tax deduction.

Fidelity Asset Manager: Income

This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.

Fidelity Asset Manager

This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

Fidelity Asset Manager: Growth

This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

Fidelity Blue Chip Growth Fund

This fund primarily invests in common stocks of well-known companies and primarily invests at least 65% of the fund's total assets in Blue Chip companies that the fund manager believes have above-average growth potential. This fund seeks to increase the investment value over the long term through capital growth.

MAS Mid Cap Growth Fund (Institutional Class)

This fund invests primarily in common stocks of small- to mid-sized companies that are growing rapidly and are expected to continue to grow and perform well. This fund seeks to increase the investment over the long term through price appreciation.

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Spartan Extended Market Index Fund

This fund primarily invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index (Wilshire 4500). This fund seeks to provide investment results that correspond to the total returns of stocks of mid- to small-cap U.S. companies.

Fidelity BrokerageLink

BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the participant's Plan account. Through this account, participants have access to a wide range of additional investments.

Employer Contributions

The Company has made cash contributions to the LESOP Funds to make payments of principal and/or interest on the notes payable. Most cash dividends received and interest income of the LESOP Funds are available to make payments on maturing obligations on the LESOP loans. The final employer contribution was made on July 15, 2001 in connection with the final payment on the LESOP loans. Refer to Notes 7 and 8 for further discussion of the notes payable issued by the LESOP Funds.

Employee Contributions

All participants in the Plan are allowed to defer receipt of, and have placed in the non-LESOP Funds, up to ten percent of their base salary, subject to the Internal Revenue Service (IRS) dollar amounts allowed.

Contributions are not subject to federal income tax until distributed to the participants or their beneficiaries. The Plan allows participants to transfer their accounts daily among non-LESOP Funds in increments of one percent or in specific dollar amounts. Participants may also make daily changes to the percentage of their future earnings contributed to the Plan. The Plan also allows a participant to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free rollover.

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Participant Accounts

Each participant account is credited with the participant's contribution and an allocation of the Plan earnings. Each participant account is also charged with an allocation of investment management fees and other direct expenses. Allocations are performed daily and are based on participant earnings or account balances in each fund.

Distributions

Participants may elect in writing to receive all or a portion of their non-LESOP accounts if they are at least age 59-1/2 years or if they are totally and permanently disabled, as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their non-LESOP accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the higher education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan may distribute the participant's account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70-1/2. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; (b) in a partial distribution, with the balance in installments; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin, as determined by the IRS regulations.

If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 or less, an automatic lump-sum distribution may be made as soon as practicable after the end of the Plan year in which termination occurs.

NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment from (to) the Participant Loan Fund. Loan terms range from one year to five years for personal loans and up to 15 years for the purchase of a primary residence. Loan amounts may not be deducted from the LESOP Funds; as such, in no event can a participant borrow more than their combined balance in all of the non-LESOP Funds. The loans are secured by the balance in the participant's account and bear a fixed rate of interest at the prime lending rate plus one percent, as determined by the Plan's administrator. Interest rates during the period from July 1, 2001 to December 31, 2001, ranged from 5.75 percent to 7.75 percent. Principal and interest are paid ratably according to a regular payment schedule, directly through payroll deductions for active employees.

Plan Termination

While the Company has not expressed intent to terminate the Plan, the Plan may be terminated at any time by action of PepsiCo's Board of Directors. In the event of the Plan's termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries. (See Note 1 on "Plan Merger".)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Benefits Payable

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, distributions are recorded in the period such amounts are authorized to be paid to participants.

Such treatment may result in a difference between the Plan's Form 5500 and the accompanying financial statements. For the period from July 1, 2001 to December 31, 2001 and the year ended June 30, 2001, there were no such differences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

The purchase and sale of investments, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions and investment management fees increase the cost or decrease the sale proceeds on the transactions. Interest income is recorded as earned and dividend income is recorded as of the record date.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, for the fiscal year ended June 30, 2001.

The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statements is not material.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates and assumptions.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in funds which invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 4 – FEDERAL INCOME TAXES

The Quaker Investment Plan (QIP) merged into The Quaker Employee Stock Ownership Plan (ESOP) which was renamed The Quaker 401(k) Plan for Salaried Employees at the close of business May 31, 1998. The QIP obtained its latest determination letter on October 9, 1997, in which the IRS stated that the QIP, as then designed, was in compliance with the applicable requirements of the Code. The ESOP obtained its latest determination letter on May 22, 1996, in which the IRS stated that the ESOP, as then designed, was in compliance with the applicable requirements of the Code.

The Plan has not received a determination letter from the IRS since those referred to in the preceding paragraph; however, the Plan administrator believes that the merged plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, qualifies as tax-exempt as of December 31, 2001.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Plan investments available in the Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the trustee as defined by the Plan. Also, the Master Trust holds investment in shares of PepsiCo's stock in the PepsiCo Common Stock Fund and the LESOP Funds. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

NOTE 6 - PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Hourly Employees were combined in the Quaker Master Trust in order to realize certain administrative efficiencies. Investment income, investment management fees and other direct expenses relating to the Quaker Master Trust are allocated to the individual plans based on the average daily balances of each plan.

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001 AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

NOTE 6 - PARTICIPATION IN A MASTER TRUST (CONTINUED)

A separate account is maintained reflecting the equitable share of each plan's participation in each investment fund. As of December 31, 2001 and June 30, 2001, the Plan's interest in the Quaker Master Trust was 0 percent and 86 percent, respectively (see Note 9 for further disclosure).

A summary of the assets and liabilities of the Quaker Master Trust as of December 31, 2001 and June 30, 2001 was as follows:

	(Dollars in thousands)	
	December 31, 2001	June 30, 2001
Assets:		
Investments, at fair value:		
PepsiCo common stock	$ 203,985	$ --
Quaker common stock	--	642,537
Other common stock investments	4,168	162,472
PepsiCo preferred stock	--	--
Quaker preferred stock	--	161,354
Other preferred stock investments	--	50
Government obligations	--	251
Short-term investments	94,640	189,462
Total investments	302,793	1,156,126
Receivables:		
Participant loans receivable	17,725	15,845
Accrued income	818	2,208
Employer contributions receivable		20,680
Miscellaneous receivables	2,137	1,786
Total receivables	20,680	40,519
Assets held in the Quaker Master Trust	$ 323,473	$ 1,196,645
Liabilities:		
Leveraged ESOP notes payable	$ --	$ (26,800)
Leveraged ESOP interest payable	--	(980)
Miscellaneous payables and accrued expenses	(1,129)	(4,118)
Pending transfer to the PepsiCo Master Trust	(141,653)	--
Liabilities in the Quaker Master Trust	$ (142,782)	$ (31,898)
Net assets held in the Quaker Master Trust	$ 180,691	$ 1,164,747

NOTE 6 - PARTICIPATION IN A MASTER TRUST (CONTINUED)

A summary of the Quaker Master Trust income for the period from July 1, 2001 through December 31, 2001 was as follows:

	(Dollars in thousands)
Interest	$ 375
Interest – participant loans	652
Dividends	11,241
Net realized and unrealized gain (loss) on investments:	
Company common stock	143,378
Other common stock investments	(7,186)
Company preferred stock	35,239
Short-term investments	(3,172)
Quaker Master Trust net investment income	$ 180,527

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001 AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

NOTE 7 – THE PEPSICO (FORMERLY QUAKER) LESOP COMMON STOCK FUND

Effective June 1, 1998, the common shares held within The 1988 Quaker Employee Stock Ownership Trust and The 1989 Quaker Employee Stock Ownership Trust were combined to form The Quaker LESOP Common Stock Fund. The 1988 and 1989 Trusts issued certain notes pursuant to one or more loan agreements and used the proceeds of such notes to acquire, for the future allocation to Plan participants, shares of common stock of the Company. Effective August 3, 2001, each share of Quaker common stock in the LESOP Common Stock Fund was converted to 2.3 shares of PepsiCo common stock.

Statements of Net Assets

The PepsiCo (formerly Quaker) LESOP Common Stock Fund's statements of net assets as of December 31, 2001 and June 30, 2001 were as follows:

(dollars in thousands)

	December 31, 2001			June 30, 2001		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:						
Investment in PepsiCo common stock, at market	$ –	$ –	$ –	$ –	$ –	$ –
Investment in Quaker common stock, at market	–	–	–	420,569	26,902	447,471
Cash and cash equivalents	–	–	–	2,044	3,625	5,669
Employer contributions receivable	–	–	–	–	8,796	8,796
Dividends and interest receivable	–	–	–	1,324	97	1,421
Miscellaneous receivables	–	–	–	359	–	359
Total assets	–	–	–	424,296	39,420	463,716
Liabilities:						
Accrued interest payable	–	–	–	–	490	490
Notes payable	–	–	–	–	13,200	13,200
Miscellaneous payables	–	–	–	1,681	–	1,681
Total liabilities	–	–	–	1,681	13,690	15,371
Net assets available for benefits	$ –	$ –	$ –	$ 422,615	$ 25,730	$ 448,345

NOTE 7 – THE PEPSICO (FORMERLY QUAKER) LESOP COMMON STOCK FUND (CONTINUED)

Investments in Common Stock

The PepsiCo (formerly Quaker) LESOP Common Stock Fund's investment in common stock as of December 31, 2001 (PepsiCo stock) and June 30, 2001 (Quaker stock) was as follows:

	December 31, 2001		June 30, 2001	
	Allocated	Unallocated	Allocated	Unallocated
PepsiCo/Quaker Common Shares:				
Number of Shares	--	--	4,608,975	294,818
Cost	--	--	$111,474,353	$7,372,811
Market	--	--	$420,568,969	$26,902,143

During the period from July 1, 2001 to December 31, 2001, 294,818 shares of the Company's common stock were allocated. 281,446 shares were allocated to participants' accounts based on participants' compensation pursuant to the terms of the Plan. The remaining 13,372 shares were allocated to participants' accounts to replace dividend earnings on allocated shares. All shares in this fund have been fully allocated to participants as of December 31, 2001, and the asset value was included in the transfers to the PepsiCo Defined Contribution Master Trust.

Notes Payable

In January 1989, The Quaker LESOP Common Stock Fund (then known as The Quaker Employee Stock Ownership Trust) issued $150,000,000 Senior ESOP Notes at an interest rate of 8.07% with principal due in annual installments through July 15, 2001. Under the terms of the note agreement of The Quaker LESOP Common Stock Fund, if there is a change in the federal tax rate or the inclusion rate (the percentage of income received by the lenders that is not excludable from gross income pursuant to Section 133 of the Code), the interest rate of the loan will be adjusted effective on the date the change in rates occurs. The new interest rate is determined by multiplying the old interest rate by an adjustment fraction. Effective January 1, 1993, under the new tax bill, the federal tax rate increased. Thus, the interest rate paid by The Quaker LESOP Common Stock Fund declined from 8.07% to 8.00%. Interest is payable semiannually on January 15th and July 15th. Payment of the notes payable and interest is unconditionally guaranteed by Quaker. Northern Trust purchased 5,626,304 shares of Quaker common stock with the proceeds of the notes at a cost of $149,624,972. These shares were placed in the fund's unallocated account pending future allocation to Plan participants.

NOTE 7 – THE PEPSICO (FORMERLY QUAKER) LESOP COMMON STOCK FUND (CONTINUED)

In July of 1995, 1,861,286 shares of Quaker common stock were transferred from a 1985 trust into The 1988 Quaker Employee Stock Ownership Trust.

The Company's cash contributions, plus cash received from dividends and interest, were used to make a regularly scheduled note payment on July 15, 2001 of $13,727,826 (principal and interest in the amount of $13,200,000 and $527,826, respectively). This was the final payment on the note.

Contributions

The Company is obligated to make contributions in cash to the fund which, when aggregated with the fund's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its notes payable.

NOTE 8 – THE PEPSICO (FORMERLY QUAKER) LESOP PREFERRED STOCK FUND

Effective June 1, 1998, the common shares within The 1989 Quaker Employee Stock Ownership Trust were transferred to The Quaker LESOP Common Stock Fund. The remaining preferred shares formed The Quaker LESOP Preferred Stock Fund. The 1989 Trust issued certain notes pursuant to one or more loan agreements and used the proceeds of such notes to acquire, for the future allocation to Plan participants, shares of common stock of the Company. Effective August 3, 2001, each share of Quaker preferred stock in the LESOP Preferred Stock Fund was converted to one share of PepsiCo preferred stock and each share of Quaker common stock in the LESOP Preferred Stock Fund was converted to 2.3 shares of PepsiCo common stock.

NOTE 8 – THE PEPSICO (FORMERLY QUAKER) LESOP PREFERRED STOCK FUND (CONTINUED)

Statements of Net Assets

The PepsiCo (formerly Quaker) LESOP Preferred Stock Fund's statements of net assets as of December 31, 2001 and June 30, 2001 were as follows:

(dollars in thousands)

	December 31, 2001			June 30, 2001		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:						
Investment in PepsiCo preferred stock, at market	$ –	$ –	$ –	$ –	$ –	$ –
Investment in Quaker preferred stock, at market	–	–	–	120,240	41,114	161,354
Investment in PepsiCo common stock, at market	–	–	–	–	–	–
Investment in Quaker common stock, at market	–	–	–	389	–	389
Cash and cash equivalents	–	–	–	326	1,135	1,461
Employer contributions receivable	–	–	–	–	11,884	11,884
Dividends and interest receivable		–	–	3	4	7
Miscellaneous receivables	–	–	–	93	–	93
Total assets	–	–	–	121,051	54,137	175,188
Liabilities:						
Accrued interest payable	–	–	–	–	490	490
Notes payable	–	–	–	–	13,600	13,600
Miscellaneous payables	–	–	–	94	–	94
Total liabilities	–	–	–	94	14,090	14,184
Net assets available for benefits	$ –	$ –	$ –	$ 120,957	$ 40,047	$ 161,004

NOTE 8 – THE PEPSICO (FORMERLY QUAKER) LESOP PREFERRED STOCK FUND (CONTINUED)

Investments in Common and Preferred Stock

The PepsiCo (formerly Quaker) LESOP Preferred Stock Fund's investment in common and preferred stock at December 31, 2001 (PepsiCo stock) and June 30, 2001 (Quaker stock) was as follows:

	December 31, 2001		June 30, 2001	
	Allocated	Unallocated	Allocated	Unallocated
PepsiCo/Quaker Common Shares:				
Number of Shares	--	--	4,267	--
Cost	--	--	$400,494	--
Market	--	--	$389,364	--
PepsiCo/Quaker Series B ESOP Convertible Preferred Shares:				
Number of Shares	--	--	606,477	207,376
Cost	--	--	$44,944,376	$17,215,420
Market	--	--	$120,240,130	$41,114,366

During the period from July 1, 2001 to December 31, 2001, 207,376 of the Company's ESOP preferred stock shares were allocated to participants. 203,201 shares were allocated to participants' accounts based on participants' compensation pursuant to the terms of the Plan. The remaining 4,175 shares were allocated to participants' accounts to replace dividend earnings on allocated shares. All shares in this fund have been fully allocated to participants as of December 31, 2001, and the asset value was included in the transfers to the PepsiCo Defined Contribution Master Trust.

NOTE 8 – THE PEPSICO (FORMERLY QUAKER) LESOP PREFERRED STOCK FUND (CONTINUED)

Notes Payable

In June 1989, The Quaker LESOP Preferred Stock Fund (then known as The 1989 Quaker Employee Stock Ownership Trust) issued $100,000,000 Senior ESOP Notes at an interest rate of 7.83% due July 15, 2001. Under the terms of the note agreement of The Quaker LESOP Preferred Stock Fund, if there is a change in the federal tax rate or the inclusion rate (the percentage of income received by the lenders that is not excludable from gross income pursuant to Section 133 of the Code), the interest rate of the loan will be adjusted effective on the date the change in rates occurs. The new interest rate is determined by multiplying the old interest rate by an adjustment fraction. Effective January 1, 1993, under the new tax bill, the federal tax rate increased. Thus, the interest rate paid by The Quaker LESOP Preferred Stock Fund declined from 7.83% to 7.76%. Interest and principal is payable semiannually on January 15th and July 15th. Payment of the notes payable and interest is unconditionally guaranteed by Quaker.

Northern Trust purchased 1,282,051 shares of the Company's Series B ESOP Convertible Preferred Stock (Quaker preferred stock) with the proceeds of the note at a cost of $99,999,978. These shares were placed in the fund's unallocated account pending future allocation to Plan participants. The conversion rate of convertible preferred stock to common stock is 1:2.1576.

The Company's cash contributions, plus cash received from dividends and interest, were used to make a regularly scheduled note payment on July 15, 2001 of $14,127,680 (principal and interest in the amount of $13,600,000 and $527,680, respectively). This was the final payment on the note.

Contributions

The Company is obligated to make contributions in cash to the fund which, when aggregated with the fund's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its notes payable.

THE QUAKER OATS COMPANY

THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND JUNE 30, 2001 AND FOR THE PERIOD FROM JULY 1, 2001 TO DECEMBER 31, 2001

NOTE 9 – TRANSFER TO PEPSICO MASTER TRUST

Effective January 1, 2002, the Plan was merged with and into the PepsiCo Plan. Pursuant to this merger, $1,106,483,881 representing the Plan's net assets in the Quaker Master Trust at December 31, 2001, was merged with the PepsiCo Defined Contribution Master Trust (PepsiCo Master Trust), also held by FMTC. Of this amount, $964,830,958 was transferred as of December 31, 2001 and the remaining $141,652,923 was transferred on January 4, 2001

At the time of the transfer, the account balances of certain funds offered by the Plan were converted into new funds with similar investment objectives. The funds that were re-directed were as follows:

Quaker Master Trust	PepsiCo Master Trust
ICAP Diversified Fund	Fidelity Dividend Growth Fund
Fidelity Blue Chip Growth Fund	Fidelity Large Cap Stock Fund
Fidelity Low-Priced Stock Fund	Neuberger Berman Genesis Fund – Trust Class
Fidelity Retirement Money Market Portfolio	Security Plus Fund
Spartan Extended Market Index Fund	Total U.S. Equity Index
PepsiCo Common Stock Fund	PepsiCo ESOP Common Stock Fund
Fidelity U.S. Equity Index Commingled Pool	Fidelity Large Cap Equity Index Fund

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Exhibit (b)

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement No. 333-66634 of PepsiCo, Inc. on Form S-8 of our report dated June 21, 2002, on our audits of the financial statements of The Quaker 401(k) Plan for Salaried Employees as of December 31, 2001 and June 30, 2001, and for the period from July 1, 2001 to December 31, 2001, which report is incorporated by reference in this Annual Report on Form 11-K.

We have not audited any financial statements of The Quaker 401(k) Plan for Salaried Employees subsequent to December 31, 2001 or performed any audit procedures subsequent to the date of our report.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 27, 2002